UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibits 99.1 and 99.2 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit Number	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as at and for the Three and Nine Months Ended September 30, 2020

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for Three and Nine Months Ended September 30, 2020

99.3	Certification of the Chief Executive Officer

99.4	Certification of the Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
Date: November 5, 2020	Title:	Executive Vice President and General Counsel